APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TAEST LLC
Balance Sheet
As of December 31, 2020

	Dec 31, 20	Dec 31, 19
ASSETS		
Current Assets		
Checking/Savings		
Chase xxx816290071	7,770.95	13,739.99
Total Checking/Savings	7,770.95	13,739.99
Total Current Assets	7,770.95	13,739.99
TOTAL ASSETS	**7,770.95**	**13,739.99**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Taxes Payable		
Sales Tax Payable	113.53	503.49
Total Taxes Payable	113.53	503.49
Total Other Current Liabilities	113.53	503.49
Total Current Liabilities	113.53	503.49
Long Term Liabilities		
Loan		
EIDL	10,000.00	0.00
Total Loan	10,000.00	0.00
Total Long Term Liabilities	10,000.00	0.00
Total Liabilities	10,113.53	503.49
Equity		
Owner's Draw	-17,438.97	-1,312.99
Retained Earnings	14,549.49	4,158.98
Net Income	546.90	10,390.51
Total Equity	-2,342.58	13,236.50
TOTAL LIABILITIES & EQUITY	**7,770.95**	**13,739.99**

TAEST LLC
Profit & Loss
January through December 2020

	Jan - Dec 20	Jan - Dec 19
Ordinary Income/Expense		
Income		
Sales		
Sales	16,955.79	105,822.57
Total Sales	16,955.79	105,822.57
Total Income	16,955.79	105,822.57
Cost of Goods Sold		
Cost of Goods Sold		
Purchase	6,684.65	28,897.91
Total Cost of Goods Sold	6,684.65	28,897.91
Total COGS	6,684.65	28,897.91
Gross Profit	10,271.14	76,924.66
Expense		
Rent	8,400.00	38,327.00
Supplies	2,417.00	26,220.40
Office Expense	3.00	1,180.22
Professional Fees	0.00	720.00
Auto Expense	0.00	493.34
Total Expense	10,820.00	66,940.96
Net Ordinary Income	-548.86	9,983.70
Other Income/Expense		
Other Income		
EIDG	1,000.00	0.00
Vendor Credit	95.76	406.81
Total Other Income	1,095.76	406.81
Net Other Income	1,095.76	406.81
Net Income	**546.90**	**10,390.51**

TAEST LLC
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	10,390.51
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Taxes Payable:Sales Tax Payable	-2,720.43
Net cash provided by Operating Activities	7,670.08
FINANCING ACTIVITIES	
Owner's Draw	2,887.26
Net cash provided by Financing Activities	2,887.26
Net cash increase for period	10,557.34
Cash at beginning of period	3,182.65
Cash at end of period	13,739.99

TAEST LLC
Statement of Cash Flows
January through December 2020

	Jan - Dec 20
OPERATING ACTIVITIES	
Net Income	546.90
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Taxes Payable:Sales Tax Payable	-389.96
Net cash provided by Operating Activities	156.94
FINANCING ACTIVITIES	
Loan:EIDL	10,000.00
Owner's Draw	-16,125.98
Net cash provided by Financing Activities	-6,125.98
Net cash increase for period	-5,969.04
Cash at beginning of period	13,739.99
Cash at end of period	7,770.95

I, Tae Kang, certify that:

1. The financial statements of Taest LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Taest LLC included in this Form reflects accurately the information reported on the tax return for Taest LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature   *Tae Kang*

Name: Tae Kang

Title: Owner